  Exhibit 7

EXHIBIT III
General Resolution No. 797 of the Argentine Securities Commission

A) DUTIES OF THE BOARD OF DIRECTORS

Principles

I. The company shall be led by a professional and trained Board of Directors, which shall be in charge of founding the bases necessary to ensure the sustainable success of the company. The Board of Directors is the guardian of the company and of the rights of all its Shareholders.

II. The Board of Directors shall be in charge of determining and promoting corporate culture and values. In its performance, the Board of Directors shall ensure compliance with the highest ethical and integrity standards in the best interest of the company.

III. The Board of Directors shall be in charge of ensuring a strategy inspired in the vision and mission of the company, which shall be aligned with its values and culture. The Board of Directors shall be constructively involved with management to ensure the correct development, execution, monitoring and change of the company’s strategy.

IV. The Board of Directors shall exert permanent control and supervision of the company’s management, ensuring that management takes actions directed at the implementation of the strategy and business plan approved by the Board of Directors.

V. The Board of Directors shall count with the necessary mechanisms and policies to perform its duties and the ones of each of its members in an efficient and effective way.

Recommended Practice (“RP”) 1. The Board of Directors generates a work ethics culture and establishes the vision, mission and values of the company.

Central Puerto S.A. Board of Directors (hereinafter, the “Company” or “CPSA” indistinctly) approved the following: a) the Code of Corporate Governance (“CGS” for its acronym in Spanish) 10/3/2017, which was updated on 27/12/2018 and 10/03/2020, and b) the Integrity Plant (the “Program”) dated 13/8/2018, which includes the Code of Corporate Governance (“CDCE”).

The CDCE is the result of the good practices directors, managers, heads and all the personnel must follow when performing their business operations and during the development of their activities. Among these, the following stand out: (I) the relationship with clients, shareholders, suppliers, the public sector and employees; (ii) intellectual and industrial property, and proprietary information; and (iii) conflict of interest.

A printed copy of the CDCE was distributed to the employees, and it is also published in the Company’s intranet and website.

CPSA has defined the mission, vision and values, which are described as follows:

Mission: To produce electrical energy in an effective and efficient way, contributing to the supply of electrical demand with quality, and managing business in a way so as to create value for the Company as well for society, in a sustainable way and in harmony with the environment.

Vision: To be recognized as the leading company in the production of electrical energy in Argentina, for its participation in the market, and for the excellence in the operation and profitability. To accompany the technological evolution of the industry at the national, regional and world level, adapting its asset portfolio to such evolution.

Values: a) To manage the quality of its processes to ensure an adequate availability, reliability and safety in the production of its generation units so as to satisfy its clients requirements, b) To manage safety and health at work preserving the integrity of people and its goods and of third parties’, c) To develop an environmental management aimed at the sustainable development, d) To maximize the value of its shareholders investment in a sustainable way in time, as well as having in mind the general responsibilities of the Company, e) To promote the development of its human capital, not only as better professionals but also as better persons.

RP 2. The Board of Directors sets the general strategy of the company and approves the strategic plan developed by management. Doing so, the Board of Directors takes into consideration environmental, social and corporate governance factors. The Board of Directors supervises its implementation through the use of key performance indicators and taking into account the best interest of the company and all its shareholders.

The Company’s general policies and strategies are approved by the Board of Directors. The Board of Directors considers and approves the Annual Business Plan (“Annual Plan”), which is prepared by the general management and involves control policies on the handling of Company’s matters; an annual budget; operations and mechanisms planning to control the performance of the general management and the compliance with objectives.

In the Performance Reports (the “Performance Reports”), the evolution of the Annual Plan is presented.

To such end, the Board of Directors meets to consider the Performance Report for each month or previous months, as appropriate. Moreover, in such meetings, the decisions central to the Company’s management are taken, compliance with set objectives are assessed and reviewed; and, if necessary, the deviations from the approved budget. Monitoring of the different business variables, such as economic, financial and environmental, as well as the consideration of the reports made by the external and/or internal auditors and/or hired consultants, is part of this analysis.

RP 3. The Board of Directors supervises management and ensures that it develops, implements and keeps an adequate internal control system with clear report lines.

The Board of Directors verifies the General Management’s performance and compliance with the goals set when considering the Performance Reports and the approval of CPSA’s Financial Statements. Under the supervision of the Supervisory Committee, the General Management, together with Managers and the Company’s employees, has implemented a robust and effective internal control system under COSO (Committee of Sponsorship Organization of the Treadway) parameters and standards, so as to provide a reasonable safety degree regarding the pursuit of objectives within the following categories: Efficacy and efficiency of operations; Reliability of the financial information and Compliance with laws, regulations and standards applicable.

All the financial origin information reviewed, discussed and approved by the Board of Directors is based on safety, reliability and robustness provided by COSO framework.

RP 4. The Board of Directors designs the structures and the practices of corporate governance, appoints the responsible one for its implementations, it monitors their effectiveness and suggests changes, should they be necessary.

The Company’s Board of Directors approved the CGS (Code of Corporate Governance, which includes the structures and practices of corporate governance), making the adaptations it considered necessary and appropriate; and it has annually considered the CGS Code, as the General Resolution No. 622/2013 of the Argentine Securities Commission (“CNV”).

As per decided at the Board of Directors’ meeting on March 10, 2020, the Board of Directors has appointed the person to act as Manager of the Company’s Legal Counseling giving him the duties of Corporate Secretary of the Company, who will implement and monitor the effectiveness of the corporate governance practices through the revision and updating of the Corporate Governance Code and the Report stated in CNV General Resolution No. 797/19, as well as to ensure its compliance with the exercise of its duties as described in answer to RP 9 and 14. The Legal Counseling Manager is also the Head of Market Relations, under the terms of Law No. 26 831 and CNV Regulations.

RP 5. The members of the Board of Directors have enough time to exercise their duties professionally and efficiently. The Board of Directors and its committees have clear and formalized rules for its functioning and organization, which are spread through the Company’s website.

The members of the Board of Directors are recognized people in the business area and have extensive experience, as well as knowledge and proper professional training for the performance of their duties.

The members of the Board of Directors have a high level of attendance to the Board of Directors’ and Committee Meetings they participate in. The functioning rules of the Board of Directors are established in the Company’s Bylaws, which is published on the Company’s website and in the Argentine Business Entities Act.

Regarding the functioning of the Supervisory Committee, the Board of Directors approved the Supervisory Committee Internal Regulations on 9/5/2003. And it was amended on 5/3/2015 and 5/8/2015. The Internal Regulations were promptly submitted before the CNV.

B) CHAIR IN THE BOARD OF DIRECTORS AND CORPORATE SECRETARIAT

Principles

VI. The Chairman of the Board of Directors is in charge of ensuring effective compliance with the duties by Board of Directors and of leading its members. The Chairman must generate a positive work dynamics and promote the constructive participation of the Boards’ members, as well as ensuring the members count with the necessary elements and information for taking decisions. Such also applies to the Chairs of each Board of Directors’ Committee regarding the task under their scope.

VII. The Board of Directors’ Chairman shall lead processes and establish structures searching for commitment, objectivity and competition among members of the Board of Directors, as well as the improvement of the bodies’ functioning in its entirety and its evolution as per the needs of the company.

VIII. The Board of Directors’ Chairman shall ensure that the Board of Directors in its entirety is involved and responsible for the general manager’s succession.

RP 6. The Chairman of the Board of Directors is responsible for the good organization of the Board of Directors’ meetings, the preparation of the agenda -ensuring the collaboration form the rest of the members and ensuring that they receive the materials in a timely manner so that they can participate in an efficient and informed way in the meetings. The Committees’ Chairmen have the same responsibilities for their meetings.

CPSA’s Chairman, as per CGS, defines the Agenda for the Board of Directors’ Meetings, in which all the matters whose consideration has been requested by the general manager or other directors are included.

The Chairman, through the Corporate Secretary of the Company, ensures that the Directors receive the information and the documentation necessary for the consideration and decision of the matters to be considered.

RP 7. The Board of Directors’ Chairman ensures the correct internal functioning of the Board of Directors through the implementation of formal procedures of annual assessment.

Up to date, the Company has not implemented a formal annual assessment since in accordance with the Argentine Business Entities Act, it is at the Shareholders’ Meeting that the Board of Directors’ performance is annually assessed. The results of the Board of Directors’ performance are annually presented on the Company’s Annual Report and, regarding the Supervisory Committee, through the Supervisory Committee’s Annual Report, which is considered by the Company’s Board of Directors. Moreover, and at least quarterly, the Company’s performance and indirectly the Board of Director’s performance are evaluated on the Performance Report.

Notwithstanding the foregoing, during the ongoing period, the implementation of annual assessment procedures will be proposed.

RP 8. The Chairman generates a positive and constructive working space for all the members of the Board of Directors and ensures they receive continuous training to keep updated and to comply with their duties correctly.

The Chairman of the Board of Directors generates a positive and constructive working space for all the members of the Board of Directors. The directors of the Company, even outside the meetings of the Board, shall be kept informed about the business of the Company. To that end, they may have conversation with the Chairman, other directors, the General Manager and the internal and external auditors, being able to exchange different opinions and/or inquiries in such regard. Moreover, the directors revise the material they receive for the Board of Directors’ meetings so that they can prepare themselves in advance for the meetings and even make inquiries to the general management or to the different managers that correspond.

As needs in the Company appear, as well as needs regarding the directors’ role and responsibility, the training of the members of the Board of Directors is defined. Such training may be entrusted to external counselors or internally to the Company’s personnel. As an example, during the period ended December 31, 2019, the Directors received training regarding the Corporate Criminal Responsibility Act.

RP 9. The Corporate Secretariat supports the Board of Directors’ Chairman in the effective administration of the Board and collaborates in the communication among shareholders, the Board of Directors and management.

In the meeting dated March 10, 2020, the Company’s Board of Directors appointed the Company’s Legal Counseling Manager as Corporate Secretary of CPSA, being his main duty to assist the Company’s Chairman in the effective administration of the Board of Directors, collaborating with the communication among shareholders, the Board and management.

Regarding shareholders, the Corporate Secretary is responsible for the Company’s complying with the regulations in force, particularly through the communication to the Market of the relevant facts and through making available the information and documentation in every Shareholders’ Meeting. The individual performing the Corporate Secretary’s duties is also responsible for Market Relations, acting in coordination with the Investor Relations Officer.

The Corporate Secretary acts also as a link between the Company’s Board of Directors and management, providing the Board and the Supervisory Committee with the information and the documentation required to all the areas of CPSA’s management, whether in-person, by telephone, email or videoconferences.

The Corporate Secretary collaborates with the Company’s Chairman and acts as link between this and the General Manager, in the coordination of CPSA’s Board of Directors’ Meetings both regarding call; periodicity; definition of the Agenda of each of the meetings, presenter of each matter, sending of information and documentation to directors and statutory auditor, attendance of directors and statutory auditors to meetings, quorum calculation and voting, drafting and sending of minutes to directors, recording to the corresponding Minutes Book and subsequent signature.

Moreover, the Corporate Secretary is responsible for coordinating and making the orientation plan for the new directors of the Company.

RP 10. The Board of Directors’ Chairman ensures the participation of all its members in the development and approval of a succession plan for the Company’s General Manager.

During the meeting held on March 10, 2020, the Company’s Board of Directors approved appointing CPSA’s Chief Operating Officer (“COO”) as successor of the Company’s General Manager.

Within the Company’s management organization chart, he currently has under his charge the operation and trade duties of CPSA’s management, reporting directly to the Company’s General Manager.

The Company will assess the implementation of a succession plan.

C) FORMATION, APPOINTMENT AND SUCCESSION OF THE BOARD OF DIRECTORS

Principles

IX. The Board shall count with adequate independence and diversity levels allowing it to take decisions in the best interest of the company, avoiding group thinking and individual or dominant group decision taking within the Board.

X. The Board of Directors shall ensure that the company counts with formal procedures for the proposal and nomination of candidates to fill positions in the Board within a succession plan.

RP 11. The Board has, at least, two members having an independent capacity as per the criteria in force established by the Argentine Securities Commission.

Currently, the Company’s Board of Directors has 3 (three) independent directors.

As it stems from the Bylaws, the Company’s direction and management shall be in charge of a Board of Directors formed by 11 (eleven) directors and the same number or lower of deputy directors, as the Shareholders’ Meeting may fix.

In that regard, the following is established as the Company’s policy: that the independent directors’ proportion in the Board of Directors shall be, at least, one third of the total members of the Board of Directors.

RP 12. The Company has a Nominations Committee, which is formed by at least 3 (three) members and is led by an independent director. In case of leading the Nominations Committee, the Board of Directors’ Chairman shall abstain from participating in the appointment of its own successor.

The Company does not have a Nominations Committee since it considers that the proposal of authorities for election should not stem from the Company proper so as to make the election have an independence line. Therefore, it gives it shareholders the proposal duty over the list. This way, there are no suggestions from the Board that may influence in the Shareholders’ decision. Consequently, the election and appointment of the members of CPSA’s Board of Directors is reserved to the exclusive decision of its shareholders as per the Company’s Bylaws and the Argentine Business Entities Act No. 19 550.

RP 13. The Board of Directors, through the Nomination Committee, develops a succession plan for its members, which plan guides the candidates preselection procedure to fill positions and takes into consideration non-binding recommendations made by its members, the General Manager and Shareholders.

The shareholders choose Deputy Directors, which shall replace Directors as per the Company’s Bylaws and the provision of the Argentine Business Entities Act No. 19 550.

CPSA, both through the Employment Policy and the Code of Business Conduct, grants full equal job opportunities to people qualified to perform a task, without taking into account race, sex, religion or origin, or other differentiation factor beyond the ones determined by law. All persons complying with the eligibility requirements for the positions they aspire to shall have the same level of opportunities in all the aspects of the employment relationship, including recruitment, hiring, promotions, transfers, compensation levels, selection for training and development, and employment termination. CPSA is committed to promote gender and opportunity equality to promote diversity and integration of all the work team and personnel. Therefore, CPSA considers that diversity produces positive results at human level and a means to comply with its principles, such as integrity and team work. To that end, it expresses these values in its annual report and the Code of Corporate Governance so as to guide, but not influence, its Shareholders’ decisions. In line with the abovementioned, as stated in the previous item, the Company does not have a Nominations Committee proposing candidates so as not to influence through suggestions to Shareholders, who are in charge of making proposals to the Shareholders’ Meeting and approve them among their pairs with full independence from the Board of Directors and fully involved in carrying out the best election to guarantee -among them- the Company’s way, and ensuring the separate effective functioning of each corporate body.

RP 14. The Board of Directors implements a guidance program for its new members elected.

In the meeting dated March 10, 2020, the Company’s Board of Directors approved a guidance plan for the new directors elected exercising their duties as Directors of the Company for the first time.

The Corporate Secretary is in charge of coordinating with the new directors, the date and hour in which the guidance plan shall commence in the Company’s offices. On such date, the new directors attending the Company’s address are received by the Company’s General Manager together with the Corporate Secretary and different managers of CPSA, who will consider the following matters:

a)
Information regarding the company’s structure and its organizational culture-
b)
Personal information of the directors so as to form the file of each of the new directors, being able to carry out the corresponding procedures before supervision entities, including but not limited to the Argentine Securities Commission, Bolsas y Mercados Argentinos S.A., the Buenos Aires Stock Exchange, Caja de Valores [Argentine Securities Central Depositary], Business Entities Registry for the City of Buenos Aires, the Security Exchange Commission, and any other competent supervisory entity.
c)
The Corporate Secretary informs on relevant aspects of Corporate Governance, such as the main items on the Code of Corporate Governance; general regulation on the functioning of the Board of Directors and Shareholders’ Meeting; the development of the Board of Directors’ meetings; the functioning of the Supervisory Committee; among others.

d)
The Environmental Counselor informs regarding the Quality (ISO 9001) and Environmental (ISO 14001) Management System. The necessary concepts for the improvement of the environment and of quality shall be informed so as to raise more awareness in the new directors on the Company’s policies regarding optimization of water, energy, paper and waste.
e)
The Health and Safety Area shall be the one informing the new officer regarding the precautions needed to avoid work accidents and shall deliver the Basic Health and Safety Standards.
f)
The Company’s Internal Auditor makes a general presentation on the existent control structure in the Company, as well as of the internal and external audit system. Moreover, it informs the general guidelines of the following documents: (I) Code of Business Conduct; (ii) the Integrity Plan; (iii) Anti-Fraud Policy; (iv) Insider Trading Policy; (v) Procedure for treatment of complaints.
g)
The Corporate Secretary shows the new directors the meeting room in which the Board of Directors’ Meetings shall be held and coordinates a tour around the plant.
h)
The Corporate Secretary evidences the delivery of the following documents to the Directors: (i) Bylaws, (ii) Code of Corporate Governance, (iii) Code of Business Conduct, (iv) Insider Trader Policy, (v) Anti-Fraud Policy, (vi) Treatment procedure of complaints to infringement of CDCE, (vii) Gift Policy, (viii) Policy of Relations with the Public Sector, (ix) Policy of hospitality and presents procedure, (x) Transactions Policy with Related Parties, and (xi) Integrated Policy of Environment, Quality and Occupational Safety. And
i)
It is informed that the Company’s website includes such financial and non-financial information, and whose spreading is required by the Argentine Securities Commission; the Buenos Aires Stock Exchange, the Security Exchange Commission and the New York Stock Exchange.

The presentation of the new directors is made in the first Board of Directors’ meeting to which they attend.

D) REMUNERATION

Principles

XI. The Board of Directors must create incentives through remuneration in order to align Management – presided by the General Manager – and the Board of Directors itself with the long-term interests of the Company so that all Directors comply with their obligations regarding all the shareholders equally.

15. The Company has a Remuneration Committee formed by at least three (3) members. Members are completely independent or non-executive.

Nowadays, the Company has a Remuneration Committee, which is formed by the General Manager, the Human Resources Manager and the Chairman of the Board of Directors.

The remunerations of the members of the Company are fixed and updated, based on the evolution of inflation and the salaries in the general energy market. If an increase for performance is requested, the Remuneration Committee gathers and evaluates the application in order to define whether it is feasible based on the background.

RP 16. The Board of Directors, through the Remuneration Committee, sets forth a remuneration policy for the General Manager and the members of the Board of Directors.

The fees of the Directors of the Company are approved during the Shareholders’ Meetings. The global amount of the fees in no case shall exceed the limits established by the Argentine Business Entities Act and CNV regulations.

The Board of Directors defines the advance payment of fees of Directors, and the percentage increase of the monthly remuneration of the General Manager, as this is different from the regular percentage adjustment for the Company’s employees.

As established by the Code of Corporate Governance of the Company, the remuneration levels must be sufficient to lure and retain competent directors.

The remunerations of the members of the Company are fixed and updated based on the evolution of inflation and the salaries in the general energy market. If an increase for performance is requested, the Remuneration Committee gathers and evaluates the application in order to define whether it is feasible based on the background.

E) CONTROL ENVIRONMENT

Principles

XII. The Board of Directors must ensure the existence of a control environment, formed by internal controls developed by Management, internal audit, risk management, regulatory compliance and external audit, which sets forth the lines of defense necessary to ensure the integrity of the company’s operations and its financial reports.

XIII. The Board of Directors must ensure the existence of an integral risk management system, which enables Management and the Board of Directors to direct the company efficiently towards its strategic goals.

XIV. The Board of Directors must ensure the existence of a company or department (based on the size and complexity of business, the nature of its operations and the risks it faces) in charge of the internal audit of the company. This audit must be independent and objective in order to assess and audit the internal control, the corporate governing processes and the risk management of the company, and it must have clearly-established report lines.

XV. The Supervisory Committee of the Board of Directors shall be formed by qualified and experienced members and must comply with its duties in a transparent and independent manner.

XVI. The Board of Directors must establish proper procedures to safeguard the independent and effective performance of the External Auditors.

RP 17. The Board of Directors shall determine the level of risk that the company wants to face and it also supervises and ensures the existence of a comprehensive management risk system which identifies, evaluates and decides on the course of action and monitors the risks the company faces, including but not limited to, environmental, corporate risks and such risks inherent to the business in the short and long term.

The General Management and the Vice-Chairman of the Company, prior to the commencement of the Budget Process, carry out an analysis of the risks of the industry, including the consideration per occurrence probability and economic impact. It is delivered to Senior Management, who analyzes, proposes and discusses the content. Strategic, operational, financial, regulatory and compliance risks are reviewed. Once they are reviewed and discussed in person, a document is drafted with the analysis and final consideration from which the budget and the Annual Plan are prepared. The Board of Directors considers and approves the business Annual Plan, which is updated with the monthly presentation of the Company’s management reports.

At least once during the fiscal period, the General Manager and the Vice-Chairman of the Company will review and update the Risks Stock and its consideration with Senior Management (Monitoring).

RP 18. The Board of Directors monitors and reviews the effectiveness of the independent internal audit and ensures the resources for the implementation of an annual audit plan based on the risks and a direct report line to the Supervisory Committee.

The Company has an internal audit department with a direct report line to the Supervisory Committee and General Manager. The Board of Directors delegates to the Supervisory Committee the activities of approval of an Annual Audit Plan, the monitoring of its implementation, its effectiveness, the allocation of resources for its performance. The Audit Plan sets forth audit and compliance activities which are carried out by the audit department, and it is prepared based on the risks considered by impact and occurrence probability.

Annually, the Board of Directors evaluates: a) the Annual Report for the previous period and b) the Action Plan for the ongoing period, both prepared by the Supervisory Committee.

RP 19. The internal auditor or the members of the internal audit department are independent and highly qualified.

All members of the internal audit department are professionals in the field of Economic Sciences and are highly qualified in the matters of internal audit, ethics, risk management and compliance. The Company has a training budget for the department and selects first-level entities and universities for the necessary training activities. In addition, all members of the internal audit department are members of the Internal Auditors Institute (IAIA) and the Argentine Association of Ethics and Compliance. The internal audit department is independent from Management and they report directly to the Supervisory Committee and General Management.

RP 20. The Board of Directors has a Supervisory Committee, which acts pursuant to its regulations. The Committee is mostly formed and presided by independent directors, and it does not include the General Manager. Most of its members have professional experience in the financial and accounting fields.

The Board of Directors has a Supervisory Committee, which acts pursuant to its regulations duly approved by the Board of Directors and submitted before the CNV. Such regulations set forth the purpose of the Committee and its functions, which include among others: a) to provide their opinion regarding the appointment of external auditors to be hired by the Company and to safeguard their independence; b) to supervise the functioning of the internal control systems and the administrative-accounting system, as well as its reliability and to supervise all the financial information submitted before the CNV and the markets, pursuant to the applicable Informative Regime; c) to supervise the application of policies regarding the risk management of the Company; d) to provide their opinion regarding the reasonability of the fees and option plans proposals on the shares of CPSA directors and administrators made by the governing body; e) to provide their opinion regarding compliance with legal obligations and the reasonability of the conditions of the issue of shares and convertible securities into shares, in case of capital increase which excludes or limits the right of preference; f) to verify compliance with the applicable conduct regulations; g) to provide a justified opinion regarding the operations with related parties in the cases established by Law no. 26 381 and CNV Regulations and pursuant to the provisions set forth by the Policy of transactions by related parties; h) to provide a justified opinion pursuant to the provisions of CNV when there exists or there may exist a conflict of interest in the Company. Annually, the Supervisory Committee must prepare an Action Plan for the period under consideration, which must be approved by the Board of Directors of the Company.

The Supervisory Committee is formed by three directors, most of whom must be independent. One of the members of the Supervisory Committee is appointed financial expert.

RP 21. The Board of Directors, upon the opinion of the Supervisory Committee, approves a policy of selection and monitoring of external auditors, which establishes the indicators that must be considered when providing the recommendation to the Shareholders Meeting regarding keeping or replacing the external auditor.

The Supervisory Committee provides its opinion regarding the appointment of the external auditors to be hired by the Company and safeguards their independence. In addition, the Supervisory Committee must consider whether such services comply with the SEC and CNV regulations.

The Supervisory Committee shall annually perform an evaluation of the commitment, the efficiency and independence of the work of the external auditor. Moreover, the Supervisory Committee considers if such services comply with SEC AND CNV regulations. Annually, the Supervisory Committee shall annually evaluate the commitment, efficiency and independence of the external auditor’s performance. This revision shall be made from the information provided by the different Managing departments of the Company, which interact with the external auditors and have the necessary knowledge in order to define their compliance based on the parameters exposed. Then, it will be presented as a report to the Supervisory Committee for the consideration of the Board of Directors.

F) ETHICS, INTEGRITY AND COMPLIANCE

Principles

XVII. The Board of Directors must design and establish appropriate structures and practices to promote a culture of ethics, integrity and compliance with the regulations that prevent, detect and address corporate failures or serious personal failures.

XVIII. The Board of Directors shall ensure the establishment of formal mechanisms to prevent, or otherwise, deal with any conflict of interest that may arise in the administration and management of the company. The company must have formal procedures that aim at ensuring that the transactions between related parties are carried out in the best interest of the company and the equal treatment of all its shareholders.

RP 22. The Board of Directors approves a Code of Ethics and Conduct which reflects the values and principles of ethics and integrity, as well as the culture of the company. The Code of Ethics and Conduct is communicated and applicable to all directors, managers and employees of the Company.

Integrity is understood as a key value for performing commercial activities. It expects all the personnel of the Company to act with loyalty, honesty, transparency and strictly complying with the legislation and the national and international regulations which apply to the Company. Therefore, the Company has developed an Integrity Plan, which has been duly approved by the Board of Directors. Nowadays, the Integrity Plan is formed by the Code of Business Conduct (CDCE), and different policies and procedures.

The CDCE is the result of good practices that the directors, managers, heads and the whole personnel must comply with in the course of business operations and the development of their activities. In that regard, the CDCE contains: a) general principles, including but not limited to: a) the relationship with clients, shareholders, suppliers and employees; and b) principles of individual behavior, which include: i) health and hygiene, industrial safety and environment; ii) safety of people, documentation and equity; iii) relationship between employees; iv) harassment; v) relationship between clients and suppliers; vi) relationship with public sector; vii) confidentiality; viii) intellectual and industrial property; ix) conflict of interest; x) privileged information; and xi) politics in the field of the Company; xii) employment of electronic means and systems of the Company; xiii) accounting records and procedures; xiv) fraud, acts contrary to the CDCE and the channel to report claims.

Employees receive a printed copy of the CDCE and it is published both in the intranet of the Company and in the website of the Company. In the context of the Orientation Plan for new directors, a copy of the CDCE is provided.

RP 23. The Board of Directors establishes and periodically reviews the dimension and economic capacity of an Ethics and Integrity Plan based on the risks. Management visibly and unequivocally supports the Plan, and appoints an internal employee responsible for the development, coordination, supervision and evaluation of the Plan regarding its efficiency on a regular basis. The Plan establishes the following: (i) regular trainings for the directors, administrators and employees on matters of ethics, integrity and compliance; (ii) internal channels to report complaints, open to third parties and properly disseminated; (iii) a protection policy against retaliation; and an internal investigation system that respects the rights of the persons under investigation and imposes effective penalties to the breach of the Code of Ethics and Conduct; (iv) integrity policies in competitive processes; (v) mechanisms for the regular analysis of risks, monitoring and assessment of the Plan; and (vi) procedures that confirm the integrity and trajectory of third parties or business parties (including due diligence for the verification of irregularities, torts or the existence of vulnerability during corporate transformation and acquisitions), including suppliers, distributors, service providers, agents and brokers.

The Board of Directors establishes and periodically reviews the dimension and economic capacity of a Plan based on risks. The Board of Directors appoints an internal employee of the Company who is in charge of the development, coordination and supervision of the Plan as Compliance Officer. The Compliance Officer regularly reports to the Supervisory Committee about the progress of the Plan and its efficiency. From the approval of the Plan by the Board of Directors, the Compliance Officer is responsible for its coordination, supervision and compliance, and he shall report: (i) on a regular basis, to the Supervisory Committee regarding the follow-up of its implementation and any news about the compliance with the Plan; and (ii) to the Board of Directors, upon its request or when the circumstances require so.

The Supervisory Committee periodically requires from the Compliance Officer a report on the implementation of the Plan. Nowadays, this Plan is formed by a Compliance Risk Mapping and, in addition to the CDCE, different policies which include, among others: a) Anti-fraud Policy; b) Hospitality and presents Policy; c) Gifts Policy; d) Insider Trading Policy (use of proprietary information), e) Policy of relations with the public sector. Moreover, the Company has a Treatment Policy of Reports of Breach of the CDCE, which can be delivered through mailboxes installed in the Company, e-mail, intranet or through a hired service specialized in complaints management. A Training Program is part of the Plan.

RP 24. The Board of Directors ensures the existence of formal mechanisms to prevent and deal with conflicts of interest. In the case of transactions between related parties, the Board of Directors approves a policy which establishes the role of each corporate body and defines how to identify, administer and disclose such transactions detrimental to the Company or just to some investors.

Through the CDCE, which is part of the Plan, the Company has implemented effective mechanisms to facilitate the prevention, handling and disclosure of conflicts of interest that may arise between shareholders, key executives, stakeholders and members of the Board of Directors, and among them. Directors may contract with the Company only in relation to the activities included in its corporate purpose and market conditions, pursuant to Law no. 26 831 and CNV regulations.

The Company has a Policy of Transactions with Related Parties, which has been approved by the Supervisory Committee. In addition, the Internal Audit area monitors compliance with the aforementioned policy, and in case an operation outside these parameters is detected, it is reported to the Supervisory Committee.

G) PARTICIPATION OF SHAREHOLDERS AND STAKEHOLDERS

Principles

XIX. The company must treat all its Shareholders equally. It must ensure equal access to non-privileged, relevant information for their decision-making at the Shareholder’s Meetings.

XX. The company must promote active participation and proper information to all the Shareholders, especially when deciding upon the Board of Directors.

XXI. The company must have a transparent Dividends Distribution Policy aligned with the strategy.

XXII. The company must take into consideration the interest of its stakeholders.

RP 25. The Company’s website discloses financial and non-financial information, providing equal and duly access to all its Investors. The website has a specialized area for Investors inquires.

In addition to the duly widespread of the information, whose publication is required by the regulations in force, the Company publishes information through its website that complies with high standards of confidentiality and integrity and it tends to the conservation and record of information.

In addition, the website has all the relevant information, whose publication is required by the CNV, the Buenos Aires Stock Exchange, SEC, and the New York Stock Exchange (“NYSE”).

The Company’s website will be in charge of the Head of Investors Relations of CPSA. It will be updated upon the occurrence of events which require so, and it shall be the responsibility of each area to inform said circumstance which must be reported in the website of the Company.

This way, through its website, the Company ensures its shareholders equal access to non-privileged, relevant information for their decision-making at the Meetings of the Company. In addition, the website establishes proper mechanisms for the direct consultation from the community about any inquiry about the Company. Based on all the foregoing, each interested shareholder or investor may communicate the inquiries they deem necessary to the Investors Relations area via e-mail, telephone or a meeting in person. The Company has a specialized area to answer all the consultations from shareholders and other investors.

RP 26. The Board of Directors must ensure there is an identification and classification procedure of its stakeholders and a communication channel with them.

During the 2020 period, the Board of Directors will prepare an identification and classification procedure of its stakeholders and a communication channel with them.

RP 27. The Board of Directors provides to the Shareholders, prior to their Meeting, a “provisional information package” which enables Shareholders- through a formal communication channel – to make non-binding comments and to share dissenting opinions towards the recommendations made by the Board of Directors. At the moment of providing the definite information package, the Board of Directors must expressly decide on the comments received that are deemed necessary.

The Board of Directors guarantees at all times equal treatment among all shareholders. For that purpose, the Board of Directors safeguards the respect for the minority shareholders’ rights in compliance with the mechanisms set forth in the Argentine Business Entities Act and the regulations of the CNV, SEC and NYSE, which promote the attendance and participation of minority shareholders at the Shareholders’ Meetings. Therefore, all CPSA’s shareholders: a) have effective mechanisms to be represented at the Shareholders’ Meetings; b) have access to information of the Company, which is publicly available, in a duly and comprehensive fashion, through the different means established by the regulation, including its website www.centralpuerto.com. This website includes the updated information and the contact information available. This way, shareholders have sufficient information to consider, approve or reject the matters which are put for their consideration at the Shareholders’ Meetings.
RP 28. The Company’s Bylaws enable Shareholders to receive the information packages for the Shareholders’ Meetings through virtual means and to participate in the Meetings via electronic means of communication which enable simultaneous transmission of sound, images and words, ensuring the principle of equal treatment of all participants.

After the experience acquired through the period ended December 31, 2020, the Board of Directors will assess the adequation of the Bylaws to incorporate the possibility of holding meetings through the use of electronic means of communication which enable simultaneous transmission of sound, image and words, ensuring the principle of equal treatment of all participants, pursuant to the guidelines of the CNV. This way, the Company aims at the modernization of its meetings in order to ensure their development in the event of any contingency.

RP 29. The Dividends Distribution Policy is in line with the strategy and clearly establishes the criteria, frequency and conditions under which the dividends distribution will be performed.

CPSA has a dividend policy which was approved by the Board of Directors on March 10, 2020. Pursuant to such document, the Policy establishes guidelines in order to maintain proper balance between the Company results, the amounts to be distributed as dividends, the available liquidity and the investment plans of the Company, so that a clear, transparent and consistent practice is established for all shareholders, potential investors and other stakeholders of the Company.

Once the guidelines for the dividends distribution established in Items 1 and 2 of the Policy are complied with, the Board of Directors will prepare a proposal for the dividends distribution for the consideration of the Shareholders’ Meetings. As a general rule, the Board of Directors will favor the efficient use of capital in its recommendations, so that it is aligned with the strategy of the Company. For that purpose, the Board of Directors carries out an assessment of several factors, including: operational results, the financial situation, the level of capital, development projects and investment and acquisition opportunities.

Osvaldo Arturo Reca
Chairman
Central Puerto S.A.